The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated September 7, 2017

September , 2017	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF due September 27, 2021

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on any Review Date, the closing value of each of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF, which we refer to as the Underlyings, is at or above its Call Value.

•	The earliest date on which an automatic call may be initiated is September 25, 2018.

•	The notes are also designed for investors who seek a fixed return at maturity equal to the Contingent Minimum Return of 10.00% if the notes have not been automatically called and the Final Value of each Underlying is greater than or equal to 60.00% of its Initial Value.

•	Investors in the notes should be willing to forgo interest and dividend payments and be willing to accept the risk of losing some or all of their principal.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	Payments on the notes are not linked to a basket composed of the Underlyings. Payments on the notes are linked to the performance of each of the Underlyings individually, as described below.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The notes are expected to price on or about September 22, 2017 and are expected to settle on or about September 29, 2017.

•	CUSIP: 46647M5Y5

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)(3)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  If the notes priced today, the selling commissions would be approximately $22.50 per $1,000 principal amount note and in no event will these selling commissions exceed $25.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) JPMS may pay a structuring fee of $4.00 per $1,000 principal amount note with respect to some or all of the notes to other affiliated or unaffiliated dealers.

If the notes priced today, the estimated value of the notes would be approximately $917.60 per $1,000 principal amount note.  The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note.  See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no 4-I dated April 15, 2016, underlying supplement no. 1-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Underlyings: The Alerian MLP Index (Bloomberg ticker: AMZ) (the “Index”) and the VanEck VectorsTM Oil Services ETF (Bloomberg ticker: OIH) (the “Fund”) (each of the Index and the Fund, an “Underlying” and collectively, the “Underlyings”)

Call Premium Amount: The Call Premium Amount with respect to each Review Date is set forth below:

•	first Review Date:	at least 14.00% × $1,000
•	second Review Date:	at least 28.00% × $1,000
•	third Review Date:	at least 42.00% × $1,000
•	final Review Date:	at least 56.00% × $1,000

(in each case, to be provided in the pricing supplement)

Call Value: With respect to each Underlying, 100.00% of its Initial Value

Contingent Minimum Return:  10.00%

Trigger Value: With respect to each Underlying, 60.00% of its Initial Value

Pricing Date: On or about September 22, 2017

Original Issue Date (Settlement Date): On or about September 29, 2017

Review Dates*: September 25, 2018, September 23, 2019, September 22, 2020 and September 22, 2021 (final Review Date)

Call Settlement Dates*: September 28, 2018, September 26, 2019, September 25, 2020 and the Maturity Date

Maturity Date*: September 27, 2021

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing value of each Underlying on any Review Date is greater than or equal to its Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date.  No further payments will be made on the notes.

Payment at Maturity:

If the notes have not been automatically called and the Final Value of each Underlying is greater than or equal to its Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Minimum Return)

If the notes have not been automatically called and the Final Value of either Underlying is less than its Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return)

If the notes have not been automatically called and the Final Value of either Underlying is less than its Trigger Value, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Lesser Performing Underlying: The Underlying with the Lesser Performing Underlying Return

Lesser Performing Underlying Return: The lower of the Underlying Returns of the Underlyings

Underlying Return: With respect to each Underlying,

(Final Value – Initial Value)
Initial Value

Initial Value: With respect to each Underlying, the closing value of that Underlying on the Pricing Date

Final Value: With respect to each Underlying, the closing value of that Underlying on the final Review Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing value of the Fund and is set equal to 1.0 on the Pricing Date.  The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund.  See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

Supplemental Terms of the Notes

All references in this pricing supplement to the closing value of the Index mean the closing level of the Index as defined in the accompanying product supplement, and all references in this pricing supplement to the closing value of the Fund mean the closing price of one share of the Fund as defined in the accompanying product supplement.

How the Notes Work

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The table below illustrates the hypothetical Call Premium Amount per $1,000 principal amount note for each Review Date based on the minimum Call Premium Amounts set forth under “Key Terms — Call Premium Amount” above.  The actual Call Premium Amounts will be provided in the pricing supplement and will be not less than the minimum Call Premium Amounts set forth under “Key Terms — Call Premium Amount.”

Review Date	Call Premium Amount
First	$140.00
Second	$280.00
Third	$420.00
Final	$560.00

PS-2 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to two hypothetical Underlyings, assuming a range of performances for the hypothetical Lesser Performing Underlying on the Review Dates.  Each hypothetical payment set forth below assumes that the closing value of the Underlying that is not the Lesser Performing Underlying on each Review Date is greater than or equal to its Call Value (and therefore its Trigger Value).

In addition, the hypothetical payments set forth below assume the following:

•	an Initial Value for the Lesser Performing Underlying of 100.00;

•	a Call Value for the Lesser Performing Underlying of 100.00 (equal to 100.00% of its hypothetical Initial Value);

•	a Trigger Value for the Lesser Performing Underlying of 60.00 (equal to 60.00% of its hypothetical Initial Value); and

•	the Call Premium Amounts are equal to the minimum Call Premium Amounts set forth under “Key Terms — Call Premium Amount” above.

The hypothetical Initial Value of the Lesser Performing Underlying of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value of either Underlying.  The actual Initial Value of each Underlying will be the closing value of that Underlying on the Pricing Date and will be provided in the pricing supplement.  For historical data regarding the actual closing values of each Underlying, please see the historical information set forth under “The Underlyings” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes.  The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are automatically called on the first Review Date.

Date	Closing Value of Lesser Performing Underlying
First Review Date	110.00	Notes are automatically called
	Total Payment	$1,140.00 (14.00% return)

Because the closing value of each Underlying on the first Review Date is greater than or equal to its Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,140.00 (or $1,000 plus the Call Premium Amount applicable to the first Review Date), payable on the applicable Call Settlement Date.  No further payments will be made on the notes.

Example 2 — Notes are automatically called on the final Review Date.

Date	Closing Value of Lesser Performing Underlying
First Review Date	90.00	Notes NOT automatically called
Second Review Date	85.00	Notes NOT automatically called
Third Review Date	95.00	Notes NOT automatically called
Final Review Date	160.00	Notes are automatically called
	Total Payment	$1,560.00 (56.00% return)

Because the closing value of each Underlying on the final Review Date is greater than or equal to its Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,560.00 (or $1,000 plus the Call Premium Amount applicable to the final Review Date), payable on the applicable Call Settlement Date, which is the Maturity Date.

Example 3 — Notes have NOT been automatically called and the Final Value of the Lesser Performing Underlying is greater than or equal to its Trigger Value.

Date	Closing Value of Lesser Performing Underlying
First Review Date	90.00	Notes NOT automatically called
Second Review Date	85.00	Notes NOT automatically called
Third Review Date	95.00	Notes NOT automatically called
Final Review Date	70.00	Notes NOT automatically called; Final Value of Lesser Performing

PS-3 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

Underlying is greater than or equal to Trigger Value
Total Payment	$1,100.00 (10.00% return)

Because the notes have not been automatically called and the Final Value of the Lesser Performing Underlying is greater than or equal to its Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,100.00, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

Example 4 — Notes have NOT been automatically called and the Final Value of the Lesser Performing Underlying is less than its Trigger Value.

Date	Closing Value of Lesser Performing Underlying
First Review Date	80.00	Notes NOT automatically called
Second Review Date	70.00	Notes NOT automatically called
Third Review Date	60.00	Notes NOT automatically called
Final Review Date	50.00	Notes NOT automatically called; Final Value of Lesser Performing Underlying is less than Trigger Value
	Total Payment	$500.00 (-50.00% return)

Because the notes have not been automatically called, the Final Value of the Lesser Performing Underlying is less than its Trigger Value and the Lesser Performing Underlying Return is -50.00%, the payment at maturity will be $500.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal.  If the notes have not been automatically called and the Final Value of either Underlying is less than its Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Underlying is less than its Initial Value.  Accordingly, under these circumstances, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities.  Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements.  As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes.  If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

PS-4 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO ANY CALL PREMIUM AMOUNT PAID ON THE NOTES IF THE NOTES ARE AUTOMATICALLY CALLED,

regardless of any appreciation of either Underlying, which may be significant.  You will not participate in any appreciation of either Underlying.

•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE ON THE FINAL REVIEW DATE IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED —

If the notes have not been automatically called and the Final Value of either Underlying is less than its Trigger Value, you will not be entitled to receive the Contingent Minimum Return at maturity.  Under these circumstances, you may lose some or all of your principal amount at maturity.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes.  In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING —

Payments on the notes are not linked to a basket composed of the Underlyings and are contingent upon the performance of each individual Underlying.  Poor performance by either of the Underlyings over the term of the notes may result in the notes not being automatically called on a Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying.

•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING UNDERLYING.

•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE FINAL REVIEW DATE —

If the Final Value of either Underlying is less than its Trigger Value and the notes have not been automatically called, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Lesser Performing Underlying.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk.  Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES INCLUDED IN OR HELD BY EITHER UNDERLYING OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.

•	PAYMENTS ON THE NOTES ARE DETERMINED BY REFERENCE ONLY TO THE PERFORMANCE OF THE UNDERLYINGS — Whether the notes are automatically called and the amount of any payment at maturity on the notes are based only on the performance of the Underlyings, which does not include dividends or other distributions on the Fund or the securities included in or held by either Underlying, relative to their respective Initial Values. The Index is a price return index linked to securities issued by master limited partnerships (“MLPs”) that make quarterly distributions of all available cash. As a result, excluding dividends or distributions on the Fund or the securities included in or held by either Underlying will likely exclude a significant portion of the Index’s overall performance and will reduce, possibly significantly, its performance. While the notes do not provide any exposure to the dividends or distributions on the Fund or the securities included in or held by either Underlying, the levels of the Index may decrease in correlation with any reduction in the distributions on the securities included in the Index, which may adversely affect the value of the notes and any payment on the notes.

PS-5 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

•	RISKS ASSOCIATED WITH THE ENERGY INDUSTRY AND MASTER LIMITED PARTNERSHIPS WITH RESPECT TO THE INDEX —

All or substantially all of the equity securities included in the Index are issued by MLPs whose primary line of business is associated with the energy industry, including the oil and gas sector.  In addition, many of the MLPs included in the Index are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.  In addition, the MLPs in the energy industry are significantly affected by a number of factors including:

•	worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;

•	changes in tax or other laws affecting master limited partnerships generally;

•	regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;

•	changes in the relative prices of competing energy products;

•	the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;

•	decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;

•	risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;

•	uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and

•	general economic and geopolitical conditions in the United States and worldwide.

Moreover, investments in securities of MLPs involve risks that different from investments in common stock including risks related to limited control and limited rights to vote on matters affecting an MLPs, risks related to potential conflicts of interest between an MLP and its general partner, and cash flow risks.  Prices of securities of an MLP can be affected by fundamentals unique to the partnership, including earnings power and coverage ratio.   Changes in the tax law affecting MLPs could adversely affect the price performance of securities of MLPs.

These factors could affect the energy industry and the MLPs operating in this industry and could affect the value of the equity securities included in the Index and the level of the Index during the term of the notes, which may adversely affect the value of your notes.

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Underlyings” below) and may hold securities different from those included in its Underlying Index.  In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index.  All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index.  In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index.  Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected.  This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund.  Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund.  As a result, under these circumstances, the market value of shares of the Fund may vary substantially

PS-6 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	NON-U.S. SECURITIES RISK WITH RESPECT TO THE FUND —

Some of the equity securities included in the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries of the issuers of those non-U.S. equity securities.

•	RISKS ASSOCIATED WITH THE OIL SERVICES INDUSTRY WITH RESPECT TO THE FUND —

All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the oil services sector.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.  The profitability of companies in the oil services sector is related to worldwide energy prices, including all sources of energy, and exploration and production costs.  The price of energy, the earnings of companies in the oil services sector, and the value of these companies’ securities have recently experienced significant volatility.  Additionally, the price of oil has also recently experienced significant volatility and has declined significantly, which may materially impact companies operating in the oil services sector.  These companies are also subject to risks of changes in exchange rates and the price of oil and gas, changes in prices for competitive energy services, changes in the global supply of and demand for oil and gas, the imposition of import controls, world events, actions of the Organization of Petroleum Exporting Countries, negative perception and publicity, depletion of resources and general economic conditions, development of alternative energy sources, energy conservation efforts, technological developments and labor relations, as well as market, economic, social and political risks of the countries where oil services companies are located or do business.  The values of securities of oil services companies are subject to swift price and supply fluctuations caused by events relating to international politics, including political instability, expropriation, social unrest and acts of war, energy conservation, the success of exploration projects and tax and other governmental regulatory policies.  Oil services companies operate in a highly competitive and cyclical industry, with intense price competition.

The oil services sector is exposed to significant and numerous operating hazards.  Oil services companies’ operations are subject to hazards inherent in the oil and gas industry, such as fire, explosion, blowouts, loss of well control, oil spills, pipeline and equipment leaks and ruptures and discharges or releases of toxic or hazardous gases.  Oil and gas exploration and production can be significantly affected by natural disasters and adverse weather conditions in the regions in which they operate.  The revenues of oil services companies may be negatively affected by contract termination and renegotiation.  In the oil services sector, it is customary for contracts to provide for either automatic termination or termination at the option of the customer if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of events beyond the control of either party or because of equipment breakdowns.  In periods of depressed market conditions, the customers of oil services companies may not honor the terms of existing contracts and may terminate contracts or seek to renegotiate contract rates and terms to reduce their obligations.

Oil services companies are subject to, and may be adversely affected by, extensive federal, state, local and foreign laws, rules and regulations.  Oil exploration and production companies may also be adversely affected by environmental damage claims and other types of litigation.  Laws and regulations protecting the environment may expose oil services companies to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.  Changes to environmental protection laws, including the implementation of policies with less stringent environmental protection standards and those geared away from sustainable energy development, could lead to fluctuations in supply, demand and prices of oil and gas.  The international operations of oil services companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in interest rates, changes in foreign regulations and other risks inherent to international business.  Additionally, changes to U.S. trading policies could cause friction with certain oil producing countries and between the governments of the United States and other major exporters of oil to the United States.  Some of the companies in the oil services sector are engaged in other lines of business unrelated to oil services, and they may experience problems with these lines of business which could adversely affect their operating results.  The operating results of these companies may fluctuate as a result of these additional risks and events in the other lines of business.  In addition, a company’s ability to engage in new activities may expose it to business risks with which it has less experience than it has with the business risks associated with its traditional businesses.  Despite a company’s possible success in traditional oil services activities, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

PS-7 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

These factors could affect the oil services sector and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•	THE RISK OF THE CLOSING VALUE OF AN UNDERLYING FALLING BELOW ITS TRIGGER VALUE IS GREATER IF THE VALUE OF THAT UNDERLYING IS VOLATILE.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange.  Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.  You may not be able to sell your notes.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Call Premium Amounts.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors.  The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the structuring fee, if any, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and the structuring fee, if any, and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result,

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the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, structuring fee, if any, projected hedging profits, if any, estimated hedging costs and the values of the Underlyings.  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.  See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

The Underlyings

The Index is a price-return index that is intended to be a gauge of energy MLPs, calculated using a float-adjusted, capitalization-weighted methodology.  For additional information about the Index, see the information set forth in Annex A.

The Fund is an exchange-traded fund of VanEck Vectors™ ETF Trust, a registered investment company, that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS™ US Listed Oil Services 25 Index, which we refer to as the Underlying Index with respect to the Fund.  The MVIS™ U.S. Listed Oil Services 25 Index is designed to track the performance of the largest and most liquid U.S. exchange-listed companies that derive at least 50% (25% for current components) of their revenues from oil services to the upstream oil sector.  For additional information about the Fund, see Annex B in this pricing supplement.

Historical Information

The following graphs set forth the historical performance of each Underlying based on the weekly historical closing values from January 6, 2012 through September 1, 2017.  The closing value of the Index on September 6, 2017 was 281.20.  The closing value of the Fund on September 6, 2017 was $23.55.  We obtained the closing values above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing values of the Fund above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

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The historical closing values of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing value of either Underlying on the Pricing Date or any Review Date.  There can be no assurance that the performance of the Underlyings will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on

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whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”).  Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including an automatic call or redemption at maturity, of a note.  However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates.  Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

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The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the structuring fee, if any, paid to other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.  See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances.  This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus the structuring fee, if any, paid to other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the fifth business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+5”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among

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other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf

•	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The Alerian MLP Index

General

All information contained in this pricing supplement regarding the Alerian MLP Index (the “MLP Index”), including, without limitation, its make-up, performance, method of calculation and changes in its components, has been derived from publicly available sources, without independent verification.  This information reflects the policies of and is subject to change by GKD Index Partners LLC (“GKD” or the “MLP Index Sponsor”) and S&P Dow Jones Indices LLC (“S&P Dow Jones”).  The MLP Index is calculated, maintained and published by S&P Dow Jones in consultation with the MLP Index Sponsor.  Neither the MLP Index Sponsor nor S&P Dow Jones has any obligation to continue to publish, and may discontinue the publication of, the MLP Index.

The MLP Index is a price-return index that is intended to be a gauge of energy master limited partnerships, or MLPs.  The MLP Index is calculated using a float-adjusted, capitalization-weighted methodology.   MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage or transportation of any mineral or natural resource.

The MLP Index is reported by Bloomberg L.P. under  ticker symbol “AMZ.”

Constituent Criteria

A non-constituent will be added to the MLP Index only during (a) the quarterly rebalancing process if it meets all criteria, or (b) the special rebalancing process if it (i) is acquiring the constituent that is being removed, and (ii) meets all criteria.  A constituent will remain in the MLP Index if it continues to meet the first five criteria and has an adjusted market capitalization (“AMC”) greater than or equal to 80% of the AMC of the smallest company in the top 95% of total energy MLP float-adjusted market capitalization.  Constituents will only be removed from the MLP Index for failing to meet criteria during the quarterly rebalancing process.  A non-constituent that has entered into a merger agreement to be acquired is not eligible to be added to the MLP Index.

The inclusion criteria are set forth below.  The MLP must:

•	be a publicly traded partnership or limited liability company (“LLC”);

•	earn the majority of its cash flow from qualifying activities involving energy commodities. These activities include pipeline transportation, gathering and processing of energy commodities, storage of energy commodities, production and mining, marketing, marine transportation, services, catalytic conversion, mineral interest, refining and regasification;

•	represent the primary limited partner or interests of a partnership or LLC that is an “operating company.” This definition is meant to exclude, among others, the following types of securities: general partnerships, i-units, preferred units, exchange-traded products, open-end funds, closed-end funds and royalty trusts;

•	have declared a distribution for the trailing two quarters;

•	have a median daily dollar trading volume of at least $2.5 million for the six-month period preceding the data analysis date; and

•	have an AMC in the top 95% of total energy MLP float-adjusted market capitalization.

These criteria are reviewed regularly.

Units Outstanding

Units included in the calculation of units outstanding include, but are not limited to, common units, subordinated units, special class units and paid-in-kind units.  Units excluded from the calculation of units outstanding are general partner units, management incentive units and tradeable, non-common units.

The number of units outstanding generally reflects that which is represented by the latest annual or quarterly report, unless otherwise indicated by a press release or Securities and Exchange Commission document filed pursuant to a transaction.  The following is a non-exhaustive list of qualifying transactions and the point at which they are reflected in a security’s units outstanding.

Qualifying Transaction	Reflected in Units Outstanding
Public secondary equity offerings	Time of pricing
Over-allotment option exercises	Earlier of time of press release or current report
Private investments in public equity (PIPEs)	Time of closing
Unit repurchases	Earlier of time of press release or current report
At-the-market equity offerings	As reported in periodic reports, prospectuses or proxies

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Investable Weight Factors

A security’s investable weight factor (“IWF”) is calculated as follows:

(Units outstanding – Non-common units – Unregistered common units – Insider-owned common units)
Units outstanding

The IWF for each constituent is applied to the total outstanding units of such constituent to determine the free-float units to be included in the calculation of the MLP Index.

Index Calculation

The MLP Index is calculated by S&P according to the following equations:

•	Initial Divisor = Base Date Index Market Capitalization / 100

•	Index Value = Index Market Capitalization / Divisor

•	Post-Rebalance Divisor = Post-Rebalance Index Market Capitalization / Pre-Rebalance Index Value

Index Market Capitalization is equal to the sum of the free-float market capitalization of the Index Components.  The free-float market capitalization of each constituent is equal to the price of one unit of the constituent multiplied by the free-float adjusted units (“Share Weight”) of the constituents.  The Share Weight of a constituent is equal to the total outstanding units of the constituents multiplied by the IWF of the constituents.

Index Rebalancings

Index rebalancings fall into two groups: quarterly rebalancings and special rebalancings.  Quarterly rebalancings occur on the third Friday of each March, June, September and December, and are effective at the open of the next trading day.  In the event that the major US exchanges are closed on the third Friday of March, June, September or December, the rebalancing will take place after market close on the immediately preceding trading day.

Data relating to constituent eligibility, additions and deletions are analyzed as of 4:00 p.m. ET on the last trading day of February, May, August and November.  The MLP Index shares of each constituent are then calculated according to its proportion of the total float-AMC of all constituents and assigned after market close on the quarterly rebalancing date.  Since index shares are assigned based on prices on the last trading day of February, May, August and November, the weight of each constituent on the quarterly rebalancing date may differ from its target weight due to market movements.

Special rebalancings are triggered by corporate actions and will be implemented as practically as possible on a case-by-case basis.  Generally, in a merger between two index constituents, the special rebalancing will take place one trading day after the constituent’s issuance of a press release indicating all needed merger votes have passed.  If the stock is delisted before market open on the first trading day after all needed merger votes have passed, the delisted security will trade at the conversion price, including any cash consideration.  Only the units outstanding and IWFs of the surviving constituents in a merger will be updated to reflect the latest information available.  Data are analyzed as of 4:00 p.m. ET two trading days prior to the last required merger vote.  Index shares are then calculated to the weighting scheme above and assigned after market close on the rebalancing date.

Treatment of Distributions

The MLP Index does not account for cash distribution.

Base Date

The base date for the MLP Index is December 29, 1995, with a base value of 100.

Announcements

Constituent changes on quarterly rebalancing dates will be announced at 8:30 a.m. ET on the second Friday of March, June, September and December.  Constituent changes on special rebalancing dates will be announced at 8:30 ET on the last trading day prior to the last required merger vote.  Announcements can be found on GKD’s website at www.alerian.com.  Information contained in the GKD website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Holiday Schedule

The MLP Index is calculated when US equity markets are open.

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Index Governance

An independent advisory board of MLP and energy infrastructure executives, legal partners and senior financial professionals reviews all methodology modifications and constituent changes to ensure that they are made objectively and without bias.  The board is composed of a minimum of five members, all of whom must be independent.  The Chief Executive Officer of Alerian Capital Management (“Alerian”) presents to the board on a quarterly basis, on the Thursday prior to the second Friday of each March, June, September and December.  A board book is distributed in advance of each meeting so that board members have the ability to review proposed MLP Index changes, if any, and the supporting data and index rules and regulations prior to the meeting.  GKD considers information regarding methodology modifications and constituent changes to be material and that those modifications and changes can have an impact on the market.  Consequently, all board discussions are confidential.

Data Integrity

GKD uses various quality assurance tools to monitor and maintain the accuracy of its data.  While every reasonable effort is made to ensure data integrity, there is no guarantee against error.  Adjustments to incorrect data will be handled on a case-by-case basis depending on the significance of the error and the feasibility of a correction.  Incorrect intraday ticks of the MLP Index resulting from data errors will not be corrected.

License Agreement

We intend to enter into a license agreement with the MLP Index Sponsor that we expect would provide for the license to us, in exchange for a fee, of the right to use the MLP Index, which is owned by the MLP Index Sponsor, in connection with certain securities, including the notes.

We expect that the license agreement between the MLP Index Sponsor and us will provide that the following language must be set forth in this pricing supplement:

“Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of GKD Index Partners, LLC and their use is granted under a license from GKD Index Partners, LLC.”

All disclosures contained in this pricing supplement regarding the MLP Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the MLP Index Sponsor in consultation with Alerian.  None of us, our affiliates or the trustee has independently verified any of this information.

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Annex B

The VanEck Vectors Oil Services ETF

All information contained in this pricing supplement regarding the VanEck Vectors™ Oil Services ETF (the “Oil Services Fund”) has been derived from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, VanEck Vectors ETF Trust (the “VanEck Trust”) and Van Eck Associates Corporation (“Van Eck”).  Van Eck is currently the investment adviser to the Oil Services Fund.  The Oil Services Fund is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “OIH.”

The Oil Services Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS™ US Listed Oil Services 25 Index (the “Oil Services Index”).  For more information about the Oil Services Index, please see “The MVIS™ US Listed Oil Services 25 Index” below.

The Oil Services Fund uses a “passive” or indexing investment approach to attempt to approximate the investment performance of the Oil Services Index by investing in a portfolio of securities that generally replicates the Oil Services Index.

The Oil Services Fund’s return may not match the return of the Oil Services Index for a number of reasons. For example, the Oil Services Fund incurs a number of operating expenses not applicable to the Oil Services Index and incurs costs associated with buying and selling securities, especially when rebalancing the Oil Services Fund’s securities holdings to reflect changes in the composition of the Oil Services Index.  The Oil Services Fund also bears the costs and risks associated with buying and selling securities while such costs and risks are not factored into the return of the Oil Services Index.  In addition, the Oil Services Fund may not be able to invest in certain securities included in the Oil Services Index, or invest in them in the exact proportions in which they are represented in the Oil Services Index, due to legal restrictions or limitations imposed by the governments of certain countries, a lack of liquidity on stock exchanges in which such securities trade, potential adverse tax consequences or other regulatory reasons.  To the extent the Oil Services Fund calculates its net asset value based on fair value prices and the value of the Oil Services Index is based on securities’ closing prices (i.e., the value of the Oil Services Index is not based on fair value prices), the Oil Services Fund’s ability to track the Oil Services Index may be adversely affected.  For tax efficiency purposes, the Oil Services Fund may sell certain securities, and such sale may cause the Oil Services Fund to realize a loss and deviate from the performance of the Oil Services Index.  In light of the factors discussed above, the Oil Services Fund’s return may deviate significantly from the return of the Oil Services Index.

The VanEck Trust is a registered investment company that consists of numerous separate investment portfolios, including the Oil Services Fund.  Information provided to or filed with the SEC by the VanEck Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding the VanEck Trust, Van Eck and the Oil Services Fund, please see the Oil Services Fund’s prospectus.  In addition, information about the VanEck Trust and the Oil Services Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at www.vaneck.com.  Information contained in the Van Eck website and in the Oil Services Fund’s prospectus is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The MVIS™ US Listed Oil Services 25 Index

All information contained in this pricing supplement regarding the Oil Services Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, MV Index Solutions GmbH (“MVIS”).  The Oil Services Index was developed by MVIS and is maintained and published by MVIS.  The Oil Services Index is calculated by Solactive AG.  MVIS has no obligation to continue to publish, and may discontinue the publication of, the Oil Services Index.

The Oil Services Index is reported by Bloomberg L.P. under the ticker symbol “MVOIH.”

The Oil Services Index is designed to track the performance of the largest and most liquid U.S.-listed companies that derive at least 50% (25% for current components) of their revenues from oil services to the upstream oil sector.  The Oil Services Index was launched on August 12, 2011 with a base index value of 1,000 as of September 29, 2000.

Index Composition and Maintenance

The Index Universe

The index universe includes only common stocks and stocks with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing.  Limited partnerships are excluded.

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Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange.

Only stocks that have a full market capitalization exceeding US$50 million are eligible for the index universe.

Investable Index Universe

Only companies with a free-float (or shares available to foreign investors) of 5% or more for existing index components or 10% or more for new components are eligible for inclusion.

In addition to the above, stocks that are currently not in the Oil Services Index must meet the following size and liquidity requirements:

•	a full market capitalization exceeding US$150 million;

•	a three-month average-daily-trading volume of at least US$1 million at the current review and also at the previous two reviews; and

•	at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

For stocks already in the Oil Services Index the following applies:

•	a full market capitalization exceeding US$75 million; and

•	a three-month average-daily-trading volume of at least US$0.2 million in at least two of the latest three quarters (current review and also at previous two reviews)

•	In addition, a three-month average-daily-trading volume of at least US$0.6 million at current review or at one of the previous two reviews; or

•	at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

•	In case the number of investable stocks drops below the minimum component number for the Oil Services Index, current components remain investable.

Only one share line of each company is eligible.  In case more than one share line fulfills the above size and liquidity rules, only the largest share line by free-float market capitalization is eligible.  MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide for a different share line.

In case the free-float market capitalization of a non-component share line:

•	exceeds the free-float market capitalization of a share line of the same company which is an index component by at least 25%; and

•	fulfills all size and liquidity eligibility criteria for non-components,

the current component share line will be replaced by the larger one.  MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide to keep the current share line instead.

Index Constituent Selection

The Oil Services Index is reviewed on a semi-annual basis in March and September.

The target coverage of the Oil Services Index is 25 companies from the investable universe.  Oil Services Index constituents are selected using the following procedure:

(1)	The largest 50 stocks (by full market capitalization) from the investable universe qualify.

(2)	The 50 stocks are ranked in two different ways — by free-float market capitalization in descending order (the largest company receives rank “1”) and then by three-month average-daily-trading volume in descending order (the most liquid company receives rank “1”). These two ranks are added up.

(3)	The 50 stocks are then ranked by the sum of their two ranks in Step 2 in ascending order. If two companies have the same sum of ranks, the larger company is placed on top.

a.	Initially, the highest ranked 25 companies made up the Oil Services Index.

PS-18 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

b.	On-going, a 10-40 buffer is applied: the highest ranked 10 companies qualify. The remaining 15 companies are selected from the highest ranked remaining current Oil Services Index components ranked between 11 and 40. If the number of selected companies is still below 25, then the highest ranked remaining stocks are selected until 25 companies have been selected.

Review Schedule

The reviews for the Oil Services Index are based on the closing data on the last business day in February and August.  If a company does not trade on the last business day in February or August, the last available price for this company will be used.

The underlying index data (e.g., new number of shares, new free-float factors and new weighting cap factors) is announced on the second Friday in March or September. The weighting cap factors are based on closing data of the Wednesday prior to the second Friday in March or September.  Changes to the Oil Services Index are implemented and based on the closing prices of the third Friday in March or September.  If the third Friday is not a business day, then the review will take place on the last business day before the third Friday.  If a constituent of the Oil Services Index does not trade on the third Friday in March or September, then the last available price for that index constituent will be used.  Changes become effective on the next business day.

For purposes of this annex, “business day” means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Frankfurt.

Ongoing Maintenance

In addition to the periodic reviews, the Oil Services Index is continually reviewed for corporate events (e.g., mergers, takeovers, spin-offs, delistings and bankruptcies) that affect the Oil Services Index components.

Replacements.  For all corporate events that result in a stock deletion from the Oil Services Index, the deleted stock will be replaced with the highest ranked non-component on the most recent replacement list.   The replacement stock will be added at the same weight as the deleted stock.  Only in case of a merger of two or more index components, the replacement stock will be added with its free-float market capitalization, weighted with the capping factor of the uncapped components in the small-weight group of the weighting scheme.

Changes to Free-Float Factor and Number of Shares.  Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, etc. are implemented immediately and will be effective the next trading day (i.e., the ex-date).  Simple share/float changes are implemented after a 3-day notice period.

Initial Public Offerings (IPOs) and Spin-Offs.  An IPO stock is eligible for fast-track addition to the index universe for the Oil Services Index once, either at the next semi-annual review if it has been trading since at least the last trading day of the month prior to the review snapshot dates (i.e., the last trading day in February or August) or else at the then-following semi-annual review.  In order to be added to the Oil Services Index the IPO stock has to meet the size and liquidity requirements:

•	the IPO must have a full market capitalization exceeding US$150 million;

•	the IPO must have a free-float factor of at least 10%;

•	the IPO must have an average-daily-trading volume of at least US$1 million; and

•	the IPO must have traded at least 250,000 shares per month (or per 22 days).

This rule is applicable for newly spun-off companies as well.

Changes due to Mergers & Takeovers.  A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction.  The result of a merger or takeover is typically one surviving stock and one or more non-surviving stocks that may not necessarily be de-listed from the respective trading system(s).

•	If an Oil Services Index component merges with or takes over another Oil Services Index component: The surviving stock remains in the Oil Services Index and the other stock is deleted immediately from the Oil Services Index. Its shares and float are adjusted according to the terms of the merger/takeover. The index market capitalization of the merged company corresponds to the market capitalization of the two separate companies.

•	If an Oil Services Index component merges with or takes over a non-Oil Services Index component: If the surviving stock meets the Oil Services Index requirements, then it remains in the Oil Services Index and its shares (if the share change is greater than 10%) and float are adjusted according to the terms of the merger/takeover. If the surviving stock does not meet the Oil Services Index requirements, then it is deleted immediately from the Oil Services Index.

PS-19 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

•	If a non-Oil Services Index component merges with or takes over an Oil Services Index component: If the surviving stock meets the Oil Services Index requirements, then it will be added to the Oil Services Index (shares (if the share change is greater than 10%) and float adjusted according to the terms of the merger/takeover) and will replace the current Oil Services Index component. If the surviving stock does not meet the Oil Services Index requirements, then it will not be added to the Oil Services Index and the current Oil Services Index component is deleted immediately from the Oil Services Index.

Changes due to Spin-Offs.  Each spin-off stock is immediately added to the Oil Services Index for at least two trading days. If a spin-off company does not qualify for the Oil Services Index, it will be deleted based on its closing price.  Shares and floats of the surviving companies are adjusted according to the terms of the spin-off.

Additions due to Replacements.  In case the number of Oil Services Index components drops below the minimum component number and no non-component stock is eligible as a replacement, the determination of the addition is subject to MVIS’s decision.

Index Calculation

The value of the Oil Services Index is calculated using the Laspeyres’ formula, rounded to two decimal places, with stock prices converted to U.S. dollars:

where (for all stocks (i) in the Oil Services Index):

pi = stock price (rounded to four decimal places);

qi = number of shares;

ffi = free-float factor (rounded to two decimal places);

fxi = exchange rate (local currency to U.S. Dollar) (rounded to 12 decimal places);

cfi = company-weighting cap factor (if applicable, otherwise set to 1) (rounded to 16 decimal places);

M = free-float market capitalization of the Oil Services Index; and

D = divisor (rounded to six decimal places).

Free-Float

The Oil Services Index is free-float adjusted — that is, the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation.  At times, other adjustments are made to the share count to reflect foreign ownership limits.  These are combined with the block-ownership adjustments into a single factor.  To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result.  Free-float factors are reviewed quarterly.

Company-Weighting Cap Factors

Companies in the Oil Services Index are weighted according to their free-float market capitalization, as modified by the company-weighting cap factors.   The Oil Services Index used the company-weighting cap factors to ensure diversification to avoid overweighting.  The company-weighting cap factors are reviewed quarterly and applied, if necessary.  The following weighting scheme applies to the Oil Services Index:

(1)	All Oil Services Index components are weighted by their free-float market capitalization.

(2)	All companies exceeding 4.5% but at least the largest five companies are grouped together (so called “Large-Weights”) and all other companies are grouped together as well (so called “Small-Weights“).

(3)	The aggregated weighting of the Large-Weights is capped at 50%:

a.	Large-Weights: If the aggregated weighting of all companies in Large-Weight exceeds 50%, then a capping factor is calculated to bring the weighting down to 50%; at the same time, a second capping factor for the Small-Weights is calculated to increase the aggregated weight to 50%. These two factors are then applied to all companies in the Large-Weights or the Small-Weights respectively.

PS-20 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

b.	Large-Weights: The maximum weight for any single stock is 20% and the minimum weighting is 5%. If a stock is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight will be re-distributed proportionally across all other remaining Oil Services Index constituents in the Large-Weights.

c.	Small-Weights: The maximum weight for any single stock is 4.5%. If a stock is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight will be re-distributed proportionally across all other remaining Oil Services Index constituents in the Small-Weights.

Divisor Adjustments

Index maintenance (reflecting changes in, e.g., shares outstanding, capital actions, addition or deletion of stocks to the Oil Services Index) should not change the level of the Oil Services Index.  This is accomplished with an adjustment to the divisor.  Any change to the stocks in the Oil Services Index that alters the total market value of the Oil Services Index while holding stock prices constant will require a divisor adjustment.

where ΔMC is the difference between closing market capitalization and adjusted closing market capitalization of the Oil Services Index.

Data Correction

Incorrect or missing input data will be corrected immediately.

Corporate Action Related Adjustments

Corporate actions range widely from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted.  Implementation takes place on the ex-date.

Special cash dividend pi, adjusted = pi – (Dividend x (1 – Withholding Tax)) Split Shareholders receive “B” new shares for every “A” share held.	Divisor change: Yes Divisor change: No
Rights offering Shareholders receive “B” new shares for every “A” share held. If the subscription-price is either not available or not smaller than the closing price, then no adjustment will be done.	Divisor change: Yes

PS-21 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

Stock dividend Shareholders receive “B” new shares for every “A” share held.	Divisor change: No
Stock dividend from treasury Stock dividends from treasury are adjusted as ordinary cash dividends. Shareholders receive ‘B’ new shares for every ‘A’ share held.	Divisor change: Yes
Stock dividend of a different company security Shareholders receive “B” shares of a different company for every “A” share held.	Divisor change: Yes
Spin-offs Shareholders receive “B” new shares for every “A” share held.	Divisor change: Yes
Addition/deletion of a company Net change in market value determines the divisor adjustment.	Divisor change: Yes

Changes in shares outstanding/free-float

Any secondary issuance, share repurchase, buy back, tender offer, Dutch auction, exchange offer, bought deal equity offering or prospectus offering will be updated at the semi-annual review if the change is smaller than 10%.  Changes larger than 10% will be pre-announced (3 trading days’ notice) and implemented on a best efforts basis. If necessary and information is available, resulting float changes are taken into consideration.  Share changes will not be implemented in the week between review announcement and implementation.

Divisor change: Yes
Changes due to a merger/takeover/spin-off Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Divisor change: Yes

With corporate actions where cash dividends or other corporate assets are distributed to shareholders, the price of the stock will drop on the ex-dividend day (the first day when a new shareholder is eligible to receive the distribution).  The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the Oil Services Index.

PS-22 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF

Corporate actions are announced at least four days prior to implementation.

PS-23 | Structured Investments Review Notes Linked to the Lesser Performing of the Alerian MLP Index and the VanEck VectorsTM Oil Services ETF